UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

K Wave Purchases Ordinary Shares from Key Shareholders

On October 16, 2025, K Wave Media Ltd. (the “Company”) issued a press release announcing that certain of its key shareholders, including co-founders of the Company (collectively, the “Key Shareholders”), had signed a formal agreement (the “Contribution Agreement”) pursuant to which the Key Shareholders agreed to contribute an aggregate of 6.24 million of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”), to the Company’s treasury and lend (at no charge) an additional 1.55 million Ordinary Shares to be held in the Company’s treasury.

In order to avoid certain unanticipated negative tax implications of the transactions contemplated by the Contribution Agreement, the Company entered into Share Purchase Agreements, dated between December 19, 2025 and December 23, 2025, with the Key Shareholders (collectively, the “Purchase Agreements”), pursuant to which, in lieu the Key Shareholders’ contributing 6.24 million Ordinary Shares to the Company’s treasury and lending 1.55 million Ordinary Shares to be held in the Company’s treasury pursuant to the terms and conditions of the Contribution Agreement, K Enter Holdings Inc., the Company’s wholly owned subsidiary (“K Enter”), agreed to purchase from the Key Shareholders an aggregate of 4,767,494 Ordinary Shares (collectively, the “Purchased Shares”) for an aggregate purchase price (the “Purchase Price”) of $2,002,347.48 (or, $0.42 per Ordinary Share). Pursuant to the Purchase Agreements, (i) the Purchased Shares were purchased by K Enter on the dates of the Purchase Agreements, (ii) 10% of the Purchase Price (or, $200,234.75) was paid by K Enter to the Key Shareholders upon execution of the Purchase Agreements, and (iii) the remaining 90% of the Purchase Price (or, $1,802,112.73) will be paid to the Key Shareholders on June 30, 2026.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: April 22, 2026	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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